BYLAW AMENDMENT

                       Approved by the Board of Directors
                                 on May 7, 1998
                              Effective May 7, 1998


Section 6.05 of the By-laws of the Corporation is read in its entirety as follows:

         "Section 6.05. President. The President, subject to the control of the Board of Directors and at the direction of and with the Chief Executive Officer, shall in general supervise and control all of the business and affairs of the Corporation. He shall, when present and in the absence of the Chairman of the Board and the Chief Executive Officer, preside at all meetings of the stockholders and the Board of Directors. The President may appoint one or more officers or assistant officers of the Corporation. He may sign, with the Secretary or any other proper officer of the Corporation authorized by the Board of Directors, certificates for shares of the Corporation and deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these By-laws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Chief Executive Officer or the Board of Directors from time to time."